FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2005

                                  DRYSHIPS,INC.

                               80 Kifissias Avenue
                        Amaroussion 15125, Athens Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [_] No [X]

                  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by DryShips Inc. on April 19, 2005


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 DryShips, Inc.
                        ---------------------------------
                                  (Registrant)




Date   April 19, 2005               By /s/ Christopher Thomas
----------------------                 ----------------------
                                           Christopher Thomas
                                           Chief Financial Officer

DryShips Inc. Announces First Quarter 2005 Results Release Date, Conference Call and Webcast

ATHENS, Greece, April 19, 2005 - DryShips Inc. (NASDAQ: DRYS) announced today that it will release its first quarter 2005 results for the period ending March 31st, 2005 after the close of the market on Tuesday, April 26th, 2005.

On Wednesday, April 27th, 2005 and at 10:00 am EST, the company's management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 220 1452 (from the US), 0800 953 1444 (from the UK) or +44 1452 542 300 (from outside the US). Please quote "DryShips".

In case of any problem with the above numbers, please dial 1866 789 2220 (from the US), 0800 953 0810 (from the UK) or +44 1452 560068 (from outside the US). Quote "DryShips".

A telephonic replay of the conference call will be available until May 2nd, 2005 by dialling 1866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 1452
550 000 (from outside the US). Access Code: 5702621#

There will also be a live -and then archived- webcast of the conference call, through the internet through the DryShips, Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips, Inc.
DryShips Inc. based in Greece, is an owner and operator of Drybulk carriers that operate worldwide. The company's vessels carry drybulk commodities such as coal, iron ore, grains, and steel products. Dryships currently owns a fleet of 18 drybulk carriers and has entered into agreements to purchase an additional 9 vessels. DryShips' shares are listed on the NASDAQ (DRYS).

Visit our website at www.dryships.com

Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
011-30-210-809-0570
E-mail: management@dryships.gr


Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566 E-mail: nbornozis@capitallink.com